Exhibit 3.2

Amendment No. 2 to By-Laws of Emmaus Life Sciences, Inc.
(Formerly AFH Acquisition IV, Inc.)

Article VI of the By-Laws is hereby amended and restated to read in its entirety as follows:

“ARTICLE VI

AMENDMENT

Subject to the provisions of the Certificate of Incorporation of the corporation, the Board of Directors is expressly empowered to adopt, amend or repeal the By-Laws of the corporation. The stockholders also will have power to adopt, amend or repeal the By-Laws of the corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by the Certificate of Incorporation of the corporation, such action by stockholders will require the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.”

The By-Laws are hereby amended to add thereto a new Article VII as follows:

“ARTICLE VII

CERTAIN LITIGATION MATTERS

1.

Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any current or former director, officer, employee or agent or stockholder of the corporation to the corporation or the corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the Certificate of Incorporation or the By-Laws of the corporation, or (iv) any action asserting a claim governed by the internal affairs doctrine; in each case subject to said court having personal jurisdiction over the indispensable parties named as defendants therein. If any action the subject matter of which is within the scope of this Section 1 is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any current or former stockholder (including any current or former beneficial owner of stock), such person shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce this Section 1 (an “Enforcement Action”); and (y) having service of process made upon such person in any such Enforcement Action by service upon such  person’s counsel in the Foreign Action as agent for such person.

2.Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this Article VII.”